MESSAGE TO SHAREHOLDERS





Nineteen ninety-five was an important year in the history of The
Somerset Group, Inc. We reported significantly improved earnings, successfully completed the sale of the remainder of our construction related businesses, and made progress on our long-term strategic plan to shift resources from construction and manufacturing activities to financial services.

As an indication of our confidence in Somerset s future, the Board of Directors declared a five-for-four stock split effective March 11, 1996, to shareholders of record on February 29, 1996. The semi-annual cash dividend of $.10 per share will be paid on shares outstanding after the split, resulting in a 25% increase in our annual cash dividend payments.

For the year ended December 31, 1995, Somerset recorded net income of $3.4 million, or $1.61 per share, compared with $2.6 million, or $1.26 per share in 1994, an increase of 28%. Two major factors contributed to the improved results: an increase in equity income from First Indiana Corporation and gains from the sales of assets of the construction products and services operations.

Equity income resulting from our 21.9% ownership of First Indiana Corporation increased 51% to $3.9 million from $2.6 million in 1994. A favorable economy in all of First Indiana s markets contributed to its record earnings. First Indiana s performance can also be attributed to a renewed commitment as a specialized provider of financial services. Its goal is to be the premier real estate finance lender in its markets by focusing on three industry segments: home buyers, home builders, and home equity borrowers.

Generally Accepted Accounting Principles (GAAP) require Somerset to record income tax expense at full corporate rates on a portion of its equity income from First Indiana. GAAP also require us to record our investment in First Indiana at a net carrying value which represents our acquisition cost of First Indiana shares, plus our equity share of First Indiana s net income. We feel it is important that shareholders be aware that under certain circumstances the tax liability recorded in this manner, approximately $6.0 million, may not be paid and that the market value of our investment in First Indiana is approximately $39 million, or $11 million greater than the amounts reflected in our balance sheet at December 31, 1995.

In last year s annual message, we reported the pending sale of two of the Company s divisions that provided construction products and services. During the year we completed these transactions. We also sold the Company s remaining construction operations to a group of our management and employees. These sales resulted in a pre-tax gain of $1.3 million.

The sales of these divisions resulted in the conversion of their fixed assets and related working capital into cash to support our strategic plan. We have not yet redeployed these assets, so the Company s financial position at December 31, 1995 was very strong, with approximately $10 million of current assets available for use in our new Financial Services Division.

A desire to enhance shareholder value has been the driving force behind our plan for redirection of the Company s activities. In December Michael L. Smith, a Director of Somerset and formerly the Chairman and Chief Executive Officer of Mayflower Group, Inc., was appointed President of our newly created Financial Services Division. This was intended as an interim appointment, and I am pleased to report that Mike has been working diligently to position this Company strategically in the financial services arena. Mr. Smith will be accepting a position with another company in the near future, and Marni McKinney, our President and CEO, will be assuming his duties.




Management recognizes that the diversity of businesses within the Company historically has contributed to factors limiting the value of an investment in Somerset. The divestiture of businesses unrelated to our investment in First Indiana was a positive step that has allowed management to focus on the financial services industry. While we have not yet determined the exact forms of services Somerset will be offering, we have been seeking acquisitions in several areas, including fund management, annuity and insurance product sales, leasing, and technology-based banking services.

We are pleased to welcome Mr. William F. McConnell, Jr. to our Board of Directors. Mr. McConnell was elected by the Board to fill a vacancy, and he will stand for election at the annual shareholder s meeting on April 24, 1996. Bill is Senior Vice President and Chief Operating Officer of Resort Condominiums International, Inc., and he has previously served as Consulting Managing Partner of Andersen Consulting in Indianapolis, Indiana.

We look forward to reporting on our progress in the development of our new Financial Services Division, and we appreciate your continued support.

Sincerely,




Robert H. McKinney                      Marni McKinney
Chairman                           President&ChiefExecutive Officer



                           FINANCIAL HIGHLIGHTS
                  At and for the Years Ended December 31,

                                      1995           1994           1993

Net sales                          $11,178,000    $23,467,000    $14,555,000
Income from operations, before income taxes
  and minority interest             $5,548,000     $4,132,000     $3,631,000

Net income                          $3,358,000     $2,617,000     $2,219,000

Net income per share                     $1.61         $1.26          $1.10
Assets:
  Investment in First Indiana Corp.$27,549,000    $24,265,000    $21,873,000
  All other                         11,177,000     15,539,000     13,122,000
     Total assets                  $38,726,000    $39,804,000    $34,995,000

Shareholders  equity               $29,498,000    $26,429,000    $23,904,000

Return on average assets                  8.6%           7.0%           6.8%

Return on average shareholders  equity   12.0%          10.4%           9.7%

Book value per share                   $14.45         $12.90         $11.92

All per share amounts have been adjusted for a five-for-four stock split that was effective February 29, 1996.